Exhibit 99.2

BDO Dunwoody LLP Chartered Accountants and Advisors	220 - 19916 - 64th Avenue Langley BC Canada V2Y 1A2 Telephone (604) 534-8691 Fax (604) 534-8900 Toll Free: 1-800-850-2477 Email: langley@bdo.ca www.bdo.ca

October 2, 2009

Alberta Securities Commission	Nova Scotia Securities Commission
4th Floor, 300 — 5th Avenue S.W.	2nd Floor, 1690 Hollis Street
Calgary, AB T2P 3C4	P.O. Box 458 Halifax, NS B3J 3J9

British Columbia Securities Commission	Ontario Securities Commission
P.O. Box 10142, Pacific Centre	20 Queen Street West, Suite 1900
Vancouver, B.C. V7Y 1L2	Toronto, ON M5H 3S8

The Manitoba Securities Commission	Prince Edward Island Securities Office
1130 – 405 Broadway Avenue	4th Floor, 95 Rochford Street
Winnipeg, MB R3C 3L6	P.O. Box 2000
Charlottetown, PEI C1A 7N8

New Brunswick Securities Administration Branch	Saskatchewan Securities Commission
133 Prince William Street, Suite 606	6th Floor, 1919 Saskatchewan Drive
P.O. Box 5001	Regina, SK S4P 3V7
Saint John, NB E2L 4Y9

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John’s, NFLD A1B 4J6

Dear Sirs/Madames:

Re:          Minera Andes Inc.

We have read the attached Change of Auditor Notice dated October 2, 2009 prepared by the Company pursuant to Section 4.11 of the National Instrument 51-102 and agree with the information contained therein.

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

We understand that the Change of Auditor Notice, along with this letter and a similar letter from KPMG LLP, will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next Annual General Meeting of shareholders.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants